================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of NOVEMBER 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F         [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No   X
                                 -----      -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                 .
                                       -----------------

================================================================================

                                [GRAPHIC OMITED]


                                MFC BANCORP LTD.



                            2003 THIRD QUARTER REPORT
                                TO SHAREHOLDERS


                               SEPTEMBER 30, 2003


                           FORWARD-LOOKING STATEMENTS

The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions are set out in reports and other documents that we file with or furnish to the U.S. Securities and Exchange Commission from time to time and include:

     * general economic and business conditions, including changes in interest rates;
     *    prices  and  other  economic  conditions;
     *    natural  phenomena;
     * actions by government authorities, including changes in government regulation;
     *    uncertainties  associated  with  legal  proceedings;
     *    technological  development;
     *    future  decisions  by  management  in response to changing conditions;
     *    our  ability  to  execute  prospective  business  plans;  and
     *    misjudgments  in  the  course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, you should carefully review the reports and other documents that we file with or furnish to the U.S. Securities and Exchange Commission from time to time.

                                MFC BANCORP LTD.
                                (the "Company")

                            2003 THIRD QUARTER REPORT

President's  Letter  to  Shareholders:

We are pleased to enclose our results for the third quarter of 2003. Our revenues in the third quarter of 2003 increased by approximately 96% compared to the same period in 2002, primarily as a result of an increase in trading and the acquisition in July 2003 of an 80% interest in certain European alloys and pigment assets. In the current quarter, the Euro appreciated by approximately 1.0% while the U.S. dollar and the Swiss Franc depreciated by approximately 11.7% and 4.3%, respectively, versus the Canadian dollar, compared to the third quarter of 2002, which affected our results in the current period. The following table is a summary of selected financial information concerning MFC for the periods indicated:




                       Three Months Ended               Three Months Ended
                          September 30,                    September 30,
                       ------------------            -----------------------
                         2003      2002                2003           2002
                       --------  --------            --------       --------
                           (unaudited)                       (unaudited)
                       (U.S. Dollars in                 (Canadian Dollars in
                       thousands, except                  thousands, except
                       per share amounts)                per share amounts)
                        Information Only

Revenue                $ 75,824       $ 32,897       $102,393       $ 52,169
Net income                4,533          1,168          6,123          1,854
Net income per share:
 Basic                     0.34           0.09           0.46           0.14
 Diluted                   0.34           0.09           0.46           0.14



                       September 30,  December 31,   September 30,  December 31,
                           2003          2002            2003          2002
                       -------------  ------------   -------------  ------------
                               (unaudited)                    (unaudited)
                       (U.S. Dollars in thousands)        (Canadian Dollars in
                            Information Only                   thousands)

Cash and cash
  equivalents            $  67,637      $  64,835      $  91,337      $ 102,413
Securities                  41,291         39,661         55,759         62,649
Total assets               326,887        282,712        441,429        446,574
Debt                        50,712         43,554         68,481         68,798


Net income for the three-month period ended September 30, 2003 was $6.1 million or $0.46 per share on a diluted basis, compared to $1.9 million or $0.14 per share on a diluted basis in the prior year.

We are an international merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading, financing commercial trade and proprietary investing.

Our merchant banking activities provide specialized banking and corporate finance services and advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. They also include proprietary trading in commodities and natural resources and proprietary investing of our own capital in enterprises to realize long-term or trading gains. Such investing is generally in businesses or assets whose intrinsic value is not properly reflected in their share or other price, often as a result of financial or other distress affecting them. Such proprietary investing is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time.

We have established a firm foundation for our operations and look forward to continued growth during the remainder of 2003.


                                       Respectfully  submitted,

                                       /s/ M.J. Smith

                                       M.J.  Smith
November 28,  2003                     President

                                MFC BANCORP LTD.



                        CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

                                  (UNAUDITED)

                                MFC BANCORP LTD.

                           CONSOLIDATED BALANCE SHEETS
                                   (unaudited)
                             (dollars in thousands)





                             September 30,       September 30,  December 31,
                                 2003                2003           2002
                           -----------------     -------------  ------------
                             (U.S. Dollars)          (Canadian Dollars)
                            Information Only

ASSETS
Cash and cash equivalents    $  67,637             $  91,337      $ 102,413
Securities                      41,291                55,759         62,649
Loans                           52,770                71,261         77,879
Receivables                     54,924                74,170         53,955
Commodity investments           13,595                18,359         13,172
Properties held for sale        48,155                65,029         72,959
Resource property               26,822                36,220         36,747
Goodwill                        12,418                16,769         16,412
Equity method investments        5,976                 8,070          7,917
Prepaid and other                3,299                 4,455          2,471
                             ---------             ---------      ---------
                             $ 326,887             $ 441,429      $ 446,574
                             =========             =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Accounts payable and
    accrued expenses         $  44,835             $  60,545      $  47,279
  Debt                          50,712                68,481         68,798
  Future income tax liability        -                     -            258
  Deposits                      17,967                24,262         39,198
                             ---------             ---------      ---------
     Total liabilities         113,514               153,288        155,533
                             ---------             ---------      ---------

Minority interests               4,764                 6,433          5,751

Shareholders' equity
  Common stock                  55,056                74,348         70,269
  Cumulative translation
    adjustment                 (11,105)              (14,994)        18,733
  Retained earnings            164,658               222,354        196,288
                             ---------             ---------      ---------
                               208,609               281,708        285,290
                             ---------             ---------      ---------
                             $ 326,887             $ 441,429      $ 446,574
                             =========             =========      =========



   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
              For the Nine Months Ended September 30, 2003 and 2002
                                   (unaudited)
                (dollars in thousands, except per share amounts)


                                          September 30,        September 30,
                                                          -----------------------
                                              2003           2003         2002
                                         --------------   ----------   ----------
                                         (U.S. Dollars)      (Canadian Dollars)
                                           Information
                                              Only
Financial services revenue                 $ 209,389      $  282,757   $  159,765

Expenses
  Financial services                         176,519         238,370      109,619
  General and administrative                  11,354          15,333       23,067
  Interest                                     2,192           2,960        5,546
                                           ---------      ----------   ----------
                                             190,065         256,663      138,232
                                           ---------      ----------   ----------

Income before income taxes                    19,324          26,094       21,533
Recovery of income taxes                          80             108          356
                                           ---------      ----------   ----------
                                              19,404          26,202       21,889

Minority interests                              (101)           (136)           2
                                           ---------      ----------   ----------

Net income                                    19,303          26,066       21,891

Retained earnings, beginning of period       145,355         196,288      164,872
Dividends                                          -               -      (19,339)
                                           ---------      ----------   ----------
Retained earnings, end of period           $ 164,658      $  222,354   $  167,424
                                           =========      ==========   ==========

Earnings per share
  Basic                                    $    1.48      $     2.01   $     1.69
                                           =========      ==========   ==========
  Diluted                                  $    1.44      $     1.94   $     1.63
                                           =========      ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
             For the Three Months Ended September 30, 2003 and 2002
                                  (unaudited)
                (dollars in thousands, except per share amounts)


                                          September 30,        September 30,
                                                          -----------------------
                                              2003           2003         2002
                                         --------------   ----------   ----------
                                         (U.S. Dollars)    (Canadian Dollars)
                                           Information
                                               Only
Financial services revenue                 $   75,824     $  102,393   $   52,169

Expenses
  Financial services                           64,997         87,772       39,400
  General and administrative                    5,426          7,327        7,628
  Interest                                        840          1,134        2,125
                                           ----------     ----------   ----------
                                               71,263         96,233       49,153
                                           ----------     ----------   ----------
Income before income taxes                      4,561          6,160        3,016
Recovery of (provision for) income taxes           24             33       (1,154)
                                           ----------     ----------   ----------
                                                4,585          6,193        1,862

Minority interests                                (52)           (70)          (8)
                                           ----------     ----------   ----------

Net income                                      4,533          6,123        1,854

Retained earnings, beginning of period        160,125        216,231      165,570
                                           ----------     ----------   ----------
Retained earnings, end of period           $  164,658     $  222,354   $  167,424
                                           ==========     ==========   ==========
Earnings per share
  Basic                                    $     0.34     $     0.46   $     0.14
                                           ==========     ==========   ==========
  Diluted                                  $     0.34     $     0.46   $     0.14
                                           ==========     ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Nine Months Ended September 30, 2003 and 2002
                                  (unaudited)
                             (dollars in thousands)


                                                          September 30,
                                                    -------------------------
                                                       2003           2002
                                                    ----------     ----------
Operating
   Net income                                        $  26,066      $  21,891
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Depreciation and amortization                       985          1,240
       Minority interests                                  136              -
       Gain on debt                                          -         (3,267)
       Exchange adjustments                            (10,893)         1,128
       Restructuring fee income                         (6,089)             -
       Gain on sales of assets                          (5,402)             -
       Write-down of equity method investment                -          3,591
   Changes in current assets and liabilities
       Securities                                        6,802         (5,480)
       Receivables                                      (3,172)        (9,343)
       Commodity receivables                           (15,342)          (605)
       Due from investment dealers                           -            509
       Commodity investments                            (5,251)           361
       Properties held for sale                             33          2,376
       Accounts payable and accrued expenses             5,499         (7,260)
       Invoice discounting                               3,740              -
       Other                                               396          1,628
                                                     ---------      ---------
                                                        (2,492)         6,769
Financing
   Net (decrease) increase in deposits                 (10,646)        22,759
   Borrowings, less debt repayments, net                 5,674         27,573
   Issuance of shares (repurchase of shares), net        4,079         (7,095)
                                                     ---------      ---------
                                                          (893)        43,237
Investing
   Net decrease (increase) in loans                      1,101        (18,880)
   Purchases of long-term investments                   (4,255)             -
   Purchases of business and assets                     (1,048)             -
   Purchases of subsidiaries, net of cash acquired           -        (34,914)
   Proceeds from sale of equity method investment            -         25,915
   Proceeds from sales of assets                         5,406              -
   Other                                                  (262)           (42)
                                                     ---------      ---------
                                                           942        (27,921)

Exchange rate effect on cash and cash equivalents       (8,633)         7,694
                                                     ---------      ---------
Net change in cash and cash equivalents                (11,076)        29,779
Cash and cash equivalents, beginning of period         102,413         77,166
                                                     ---------      ---------
Cash and cash equivalents, end of period             $  91,337      $ 106,945
                                                     =========      =========



   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Three Months Ended September 30, 2003 and 2002
                                   (unaudited)
                             (dollars in thousands)


                                                          September 30,
                                                    -------------------------
                                                       2003           2002
                                                    ----------     ----------
Operating
   Net income                                        $   6,123      $   1,854
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Depreciation and amortization                       402            596
       Minority interests                                   70             10
       Gain on debt                                          -         (1,817)
       Exchange adjustments                               (385)         1,516
       Restructuring fee income                         (6,089)             -
       Write-down of equity method investment                -         (1,144)
   Changes in current assets and liabilities
       Securities                                          995          5,031
       Receivables                                        (105)         9,015
       Commodity receivables                             3,536           (102)
       Due from investment dealers                           -            378
       Commodity investments                               693          1,679
       Properties held for sale                            (13)         2,533
       Accounts payable and accrued expenses            15,968           (500)
       Invoice discounting                               3,740              -
       Other                                             3,225          2,955
                                                     ---------      ---------
                                                        28,160         22,004
Financing
   Net decrease in deposits                            (10,874)       (25,962)
   Borrowings, less debt repayments, net               (14,137)        26,927
   Issuance of shares (repurchase of shares), net        2,366         (1,138)
                                                     ---------      ---------
                                                       (22,645)          (173)
Investing
   Net decrease (increase) in loans                     12,211        (15,979)
   Purchases of long-term investments                   (3,980)             -
   Purchases of business and assets                     (1,048)             -
   Purchases of subsidiaries                                 -        (34,914)
   Proceeds from sale of equity method investment            -         25,915
   Other                                                   (47)             8
                                                     ---------      ---------
                                                         7,136        (24,970)

Exchange rate effect on cash and cash equivalents          788          4,208
                                                     ---------      ---------
Net change in cash and cash equivalents                 13,439          1,069
Cash and cash equivalents, beginning of period          77,898        105,876
                                                     ---------      ---------
Cash and cash equivalents, end of period             $  91,337      $ 106,945
                                                     =========      =========



   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
                                   (Unaudited)

Note  1.  Basis  of  Presentation
---------------------------------

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company"). The consolidated financial statements are stated in Canadian dollars, unless otherwise stated.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note  2.  Nature  of  Business
------------------------------

The Company is in the financial services business and its principal activities focus on merchant banking.

Note  3.  Earnings  Per  Share
------------------------------

The Company adopted the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share". Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

The weighted average number of shares (in thousands) outstanding for the purposes of calculating basic earnings per share was 12,999 and 13,233 for the nine and three months ended September 30, 2003, respectively, and 12,987 and 12,909 for the nine and three months ended September 30, 2002, respectively. The weighted average number of shares (in thousands) outstanding for the purposes of calculating diluted earnings per share was 14,099 and 14,294 for the nine and three months ended September 30, 2003, respectively, and 14,252 and 12,909 for the nine and three months ended September 30, 2002, respectively.

Note  4.  Acquisition
---------------------

In July 2003, the Company, through an 80% owned subsidiary, Mazak Ltd. ("Mazak"), acquired the alloys and pigments businesses and related assets of Trident Alloys Ltd. ("Trident") of Warsall, England for an aggregate purchase price of approximately GBP 2.9 million ($6.5 million), including the issuance of a GBP 0.5 million ($1.1 million) loan note. Such loan note is due one year from closing and carries a warrant entitling the holder to convert the note into the number of common shares which comprise 50% of the fully diluted equity share capital of Mazak plus one share upon Mazak's failure to pay the loan note or the occurrence of certain specified events of insolvency. In addition, Mazak assumed certain liabilities and obligations of Trident in connection with the businesses and assets acquired (for which Trident has agreed to indemnify Mazak). Mazak also acquired certain qualified receivables in U.S. dollars, Euros and Pounds Sterling relating to the businesses and assets acquired, aggregating GBP 4.9 million ($11.0 million), by assuming certain obligations to trade creditors, aggregating GBP 1.7 million ($3.8 million), and paying the balance in cash upon closing.

Note  5.  Reporting  Currency
-----------------------------

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.3504 as at September 30, 2003, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In  this  document,  please  note  the  following:

     - references to "we", "our", "us" or "MFC" mean MFC Bancorp Ltd. and its subsidiaries, unless the context of the sentence clearly suggests otherwise;
     - all references to monetary amounts are in Canadian dollars, unless otherwise indicated;
     - the information set forth in this quarterly report is as at September 30, 2003, unless an earlier or later date is indicated; and
     - selected financial information has been provided in U.S. dollars for informational purposes only using an exchange rate of one Canadian dollar being equal to U.S.$0.7405, being the Federal Reserve Bank of New York rate of conversion for Canadian dollars to U.S. dollars as at September 30, 2003.

The following discussion and analysis of our financial condition and results of our operations for the nine and three month periods ended September 30, 2003 should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report, as well as our most recent annual report on Form 20-F for the fiscal year ended December 31, 2002. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS

Operating  Results
------------------

We are a highly integrated international financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned banking subsidiary. Our merchant banking activities include a European trading group focused on trading commodities and natural resources. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments.

We conduct our business globally and our results of operations for any period may be affected by changes in currency exchange rates. A majority of our revenues are received in Euros, U.S. dollars and Swiss francs. In addition, a significant portion of our assets and liabilities are also denominated in these currencies. Accordingly, our results of operations and financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of exchange rates for Euros, U.S. dollars and Swiss francs to the Canadian dollar during any period. See "Foreign Currency".

Our business may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, other companies offering financial services in Europe and globally and other trade and finance companies.

Our results of operations for any particular period may also be affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We can realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

The international and integrated nature and focus of our business has resulted in a relatively low net rate of income tax. In the nine and three months ended September 30, 2003, we had a net tax recovery.

In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than we have. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long-term and to mitigate the effects of such factors by focusing on our core operations.

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002
--------------------------------------------------------------------------------

In the nine months ended September 30, 2003, revenues increased by approximately 77% to $282.8 million from $159.8 million in the comparable period of 2002, primarily as a result of increased revenues resulting from an increase in trading activities, the appreciation of the Euro against the Canadian dollar in the current period and the acquisition in July 2003 through an 80% subsidiary, Mazak Ltd. ("Mazak"), of certain European alloys and pigment assets. See "Investing Activities". Based upon the period average exchange rates in the current period, the Euro and Swiss franc appreciated by approximately 9.1% and 6.1%, respectively, in value against the Canadian dollar while the U.S. dollar decreased by approximately 9.0% in value against the Canadian dollar, compared to the period average exchange rates in the comparative period of 2002. See "Foreign Currency".

Expenses increased to $256.7 million in the nine months ended September 30, 2003 from $138.2 million in the comparable period of 2002, primarily as a result of an increase in trading, the acquisition by Mazak and the appreciation of the Euro in the current period. In the nine months ended September 30, 2003, financial services expenses increased to $238.4 million from $109.7 million in the comparable period of 2002. General and administrative expenses decreased to $15.3 million in the nine months ended September 30, 2003 from $23.1 million in the comparable period of 2002. The reduction was primarily due to a net foreign currency exchange gain of approximately $9.1 million. See "Foreign Currency".

Interest expense decreased to $3.0 million in the nine months ended September 30, 2003 from $5.5 million in the comparable period of 2002, primarily as a result of a decrease in outstanding indebtedness during the current period. During the current period, we had a recovery of income taxes of $0.1 million, compared to $0.4 million in the comparative period of 2002.

In the nine months ended September 30, 2003, our net earnings were $26.1 million or $2.01 per share on a basic basis ($1.94 per share on a diluted basis), compared to net earnings of $21.9 million or $1.69 per share on a basic basis ($1.63 per share on a diluted basis) in the nine months ended September 30, 2002.

Three Months Ended September 30, 2003 Compared to the Three Months Ended September 30, 2002
--------------------------------------------------------------------------------

In the three months ended September 30, 2003, our revenues increased by 96% to $102.4 million from $52.2 million in the comparable period of 2002, primarily as a result of increased trading activities and the acquisition by Mazak. Based upon the period average exchange rates in the second quarter of 2003, the Euro increased by approximately 1.0% in value against the Canadian dollar, and the U.S. dollar and the Swiss franc decreased by approximately 11.7% and 4.3%, respectively, in value against the Canadian dollar, compared to the period average exchange rates in the third quarter of 2002. See "Foreign Currency".

Expenses increased to $96.2 million in the three months ended September 30, 2003 from $49.2 million in the comparable period of 2002, primarily as a result of increased trading and the acquisition by Mazak. In the current quarter, financial services expenses increased to $87.8 million from $39.4 million in the comparable quarter of 2002. General and administrative expenses decreased slightly to $7.3 million in the three months ended September 30, 2003 from $7.6 million in the comparable period of 2002. Interest expense decreased to $1.1 million in the three months ended September 30, 2003 from $2.1 million in the comparable period of 2002, primarily as a result of a decrease in outstanding indebtedness during the current quarter.

In the three months ended September 30, 2003, our net earnings were $6.1 million or $0.46 per share on a basic and diluted basis, compared to net earnings of $1.9 million or $0.14 per share on a basic and diluted basis in the three months ended September 30, 2002.

LIQUIDITY  AND  CAPITAL  RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:


                               U.S. Dollars               Canadian Dollars
                       ---------------------------   ---------------------------
                       September 30,  December 31,   September 30,  December 31,
                           2003          2002            2003          2002
                       -------------  ------------   -------------  ------------
                              (in thousands)                 (in thousands)
                            Information Only

Cash and cash
   Equivalents           $  67,637      $  64,835      $  91,337      $ 102,413
Securities                  41,291         39,661         55,759         62,649
Total assets               326,887        282,712        441,429        446,574
Debt                        50,712         43,554         68,481         68,798


We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, marketable securities and customer loans collateralized by marketable securities. The liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At September 30, 2003, our cash and cash equivalents decreased to $91.3 million from $102.4 million at December 31, 2002. At September 30, 2003, we had securities of $55.8 million, compared to $62.6 million at December 31, 2002.

As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.

We have debt maturities of $4.0 million in the remainder of 2003 and $5.2 million in 2004, excluding the credit lines and facilities used for commodities and natural resources trading. We expect such maturing debt to be satisfied primarily through cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements.

Operating  Activities
---------------------

Operating activities used cash of $2.5 million in the nine months ended September 30, 2003, compared to providing cash of $6.8 million in the comparable period of 2002. During the current period, we recognized $6.1 million of non-cash restructuring fee income. In the current period, changes in securities provided cash of $6.8 million, compared to using cash of $5.5 million in the comparative period of 2002. A decrease in receivables used cash of $3.2 million in the nine months ended September 30, 2003, compared to $9.3 million in the nine months ended September 30, 2002. An increase in commodity receivables used cash of $15.3 million in the nine months ended September 30, 2003, compared to $0.6 million in the nine months ended September 30, 2002, resulting primarily from the Mazak acquisition and increased trading activities. An increase in commodity investments used cash of $5.3 million in the nine months ended
September 30, 2003, compared to a decrease in same providing cash of $0.4 million in the nine months ended September 30, 2002. Invoice discounting provided cash of $3.7 million in the current period. An increase in accounts payable and accrued expenses provided cash of $5.5 million in the nine months ended September 30, 2003, compared to using cash of $7.3 million in the nine months ended September 30, 2002. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements.

Investing  Activities
---------------------

Investing activities in the nine months ended September 30, 2003 provided cash of $0.9 million, compared to using cash of $27.9 million in the comparable period of 2002. A net decrease in loans during the current period provided cash of $1.1 million, compared to a net increase in loans using cash of $18.9 million in the comparable period of 2002. In the nine months ended September 30, 2003, the purchase of long-term investments and business and assets used cash of $4.3 million and $1.0 million, respectively. The proceeds from the sale of assets during the nine months ended September 30, 2003 provided cash of $5.4 million.

In July 2003, through an 80% subsidiary, Mazak, we acquired the alloys and pigments businesses and related assets of Trident Alloys Ltd. ("Trident") of Warsall, England for an aggregate purchase price of approximately GBP 2.9 million ($6.5 million), including the issuance of a GBP 0.5 million ($1.1 million) loan note. Such loan note is due one year from closing and carries a warrant entitling the holder to convert the note into the number of common shares which comprise 50% of the fully diluted equity share capital of Mazak plus one share upon Mazak's failure to pay the loan note or the occurrence of certain specified acts of insolvency. In addition, Mazak assumed certain liabilities and obligations of Trident in connection with the businesses and assets acquired (for which Trident has agreed to indemnify Mazak). Mazak also acquired certain qualified receivables in U.S. dollars, Euros and Pounds Sterling relating to the businesses and assets acquired, aggregating GBP 4.9 million ($11.0 million), by assuming certain obligations to trade creditors, aggregating GBP 1.7 million ($3.8 million), and paying the balance in cash upon closing.

Financing  Activities
---------------------

Financing  activities  used  cash  of  $0.9  million  in  the  nine months ended
September 30, 2003, compared to providing cash of $43.2 million in the nine months ended September 30, 2002. Net borrowings provided cash of $5.7 million in the current period, compared to $27.6 million in the comparative period of 2002. In the nine months ended September 30, 2003, a net decrease in deposits used cash of $10.6 million, compared to a net increase in deposits providing cash of $22.8 million in the nine months ended September 30, 2002. The issuance of common shares upon exercise of options, net of share repurchases, in the current period provided cash of $4.1 million, compared to the net repurchase of common shares using cash of $7.1 million in the comparative period of 2002.

We had no material commitments to acquire assets or operating businesses at September 30, 2003. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, we will require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

FOREIGN  CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

A majority of our revenues are received in Euros, U.S. dollars and Swiss francs. In addition, a significant portion of assets and liabilities are denominated in these currencies. Accordingly, our results of operations and financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of exchange rates for Euros, U.S. dollars and Swiss francs prevailing during a period.

In general, each asset, liability, revenue or expense resulting from a transaction denominated in a foreign currency is translated into the local functional currency at the exchange rate in effect at the transaction date, and monetary items denominated in a foreign currency are adjusted to reflect the exchange rate in effect at the balance sheet date. An exchange gain or loss that arises as a result of the translation or settlement of a foreign currency denominated monetary item is included in general and administrative expenses. Based upon the period average exchange rates in the nine months ended September 30, 2003, the Canadian dollar decreased in value by approximately 5.8% and 8.3% against each of the Swiss franc and the Euro, respectively, and increased in value by approximately 9.9% against the U.S. dollar, compared to the period average exchange rates in the comparative period of 2002.

As of September 30, 2003, the Canadian dollar increased in value by approximately 17.0%, 11.6% and 5.3% against each of the U.S. dollar, the Swiss franc and Euro, respectively, compared to the exchange rates for these currencies as of December 31, 2002.

We translate assets and liabilities of our foreign subsidiaries, other than those denominated in Canadian dollars, into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity under cumulative translation adjustment on the balance sheet and do not affect our net earnings. As a result of the appreciation of Canadian dollar against U.S. dollar, Swiss franc and Euro as of September 30, 2003, we reported approximately a net $33.7 million unrealized foreign exchange translation loss in the nine months ended September 30, 2003, and our cumulative foreign exchange translation loss at September 30, 2003 was $15.0 million, compared to a gain of $18.7 million at December 31, 2002.

We use derivatives to manage our exposure and our clients' exposure to foreign currency exchange rate risks. At September 30, 2003, we did not hold any forward foreign exchange contracts for our own account.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.3504 as at September 30, 2003, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

CERTAIN  FACTORS

Our primary risks are transaction risks, credit or counterparty risks and market risks. In addition, we have been and may continue to be affected by many other factors, including, but not limited to: (i) economic and market conditions, including the liquidity of capital markets; (ii) the volatility of market prices, rates and indices; (iii) the timing and volume of market activity; (iv) competition; (v) legal and regulatory risks; (vi) inflation; (vii) the cost of capital, including interest rates; (viii) political events, including legislative, regulatory and other developments; (ix) competitive forces, including our ability to attract and retain personnel; (x) support systems; and
(xi) investor sentiment. For more information on these risks and other factors that affect us and our operating results, see our annual report on Form 20-F for the year ended December 31, 2002.

CERTAIN  RELATIONSHIPS

In August 2003, we appointed a non-executive vice president who is a non-executive director of a corporate entity with whom we do business. As of September 30, 2003, we had loans receivable from the company in an aggregate principal amount of $59.4 million, of which $47.2 million was repaid in October 2003 and the balance is due in April 2004. From time to time, our trading operations buy commodities, either for our own account or as an agent, from the company. All such transactions are conducted on market terms.

DERIVATIVE  INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account. At September 30, 2003, we did not hold any derivative contracts for our own account. For more information, see our annual report on Form 20-F for the year ended December 31, 2002.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the third quarter of 2003. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

CRITICAL  ACCOUNTING  POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations.

For more information about our critical accounting policies, see our annual report on Form 20-F for the year ended December 31, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant     MFC  BANCORP  LTD.
               ------------------

By             /s/  Michael  J.  Smith
               -----------------------
               Michael  J.  Smith
               President

Date           November  28,  2003
               -------------------